HAZLETT, BURT & WATSON, INC.

Wheeling, West Virginia

(S.E.C. I.D. No. 8-17737)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

December 31, 2025 and 2024

And

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HAZLETT, BURT & WATSON, INC.
Wheeling, West Virginia

FINANCIAL STATEMENTS
December 31, 2025 and 2024

CONTENTS



HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Hazlett, Burt & Watson, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Hazlett, Burt & Watson, Inc. (the "Company") as of December 31, 2025 and 2024, and the related statements of operations, changes in shareholder equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule 1 – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO

We have served as the Company's auditor since 2022.

March 2, 2026

1.

260 CHESTERFIELD INDUSTRIAL BLVD. CHESTERFIELD, MO 63005 PHONE 636/530-1040 FAX 636/530-1101

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2025 and 2024

		2025		2024
Assets				
Cash and cash equivalents due from financial institutions	$	188,536	$	196,507
Cash in money market fund		361,439		220,682
Total cash and cash equivalents		549,975		417,189
Deposits with clearing organizations		75,000		75,000
Due from clearing firm		141,635		139,335
Firm trading account, at fair value		80,583		53,259
Receivable from officers and employees (net)		329,000		432,000
Due from affiliates		8,654		9,470
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $667,265 and $631,692, respectively		51,672		75,646
Real estate and improvements at cost, less accumulated depreciation of $472,838 and $438,620, respectively		479,886		494,030
Advisory fee receivable		3,160,700		2,811,841
Right of Use asset		128,790		219,503
Employee Retention Tax Credit (ERTC) Receivable		7,427		7,427
Other assets		181,281		221,129
Total Assets	$	5,194,603	$	4,955,829
Liabilities				
Accounts payable and accrued liabilities	$	2,389,255	$	2,210,587
Lease liability		128,790		219,503
Total Liabilities		2,518,045		2,430,090
Shareholder Equity				
Capital stock, $1.6667 par value, 250,000 shares authorized:				
205,500 shares issued; 203,500 shares outstanding		339,173		339,173
Less – Treasury stock, 2,000 shares at cost		(3,333)		(3,333)
Capital in excess of par value		400,754		400,754
Retained earnings		1,939,964		1,789,145
Total Shareholder Equity		2,676,558		2,525,739
Total Liabilities and Shareholder Equity	$	5,194,603	$	4,955,829

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF OPERATIONS
Years ended December 31, 2025 and 2024

Revenues		2025		2024
Commissions on security transactions	$	901,117	$	1,022,302
Investment advisory revenues		11,593,486		10,968,191
Miscellaneous fees and other income		536,223		556,455
Insurance and annuities		269,558		236,999
Realized gain on firm trading and investments, net		27,410		36,561
Unrealized gain on firm trading & investments, net		2,095		430
Interest and dividends		59,894		87,664
Total Revenues		13,389,783		12,908,602
Expenses				
Employee compensation and benefits		3,341,134		3,372,187
Commissions		6,779,920		6,267,227
Communications and data processing		258,514		253,468
Interest		501		2,728
Lease and maintenance		399,426		378,936
Depreciation		69,791		77,913
Clearing and execution charges		204,125		205,267
General, administrative and other expenses		917,245		711,796
Pass through state income tax		118,308		53,092
Total Expenses		12,088,964		11,322,614
Net Income	$	1,300,819	$	1,585,988
Earnings per share based upon net income	$	6.39	$	7.79

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER EQUITY
Years ended December 31, 2025 and 2024

	Capital Stock		Treasury Stock		Capital in Excess of	Retained	
	Shares	Dollars	Shares	Dollars	Par Value	Earnings	Total
Balance at January 1, 2024	203,500	$ 339,173	2,000	$ (3,333)	$ 400,754	$ 2,453,157	3,189,751
Net Income	-	-	-	-	-	1,585,988	1,585,988
Distributions to shareholder	-	-	-	-	-	(2,250,000)	(2,250,000)
Balance at December 31, 2024	203,500	339,173	2,000	(3,333)	400,754	1,789,145	2,525,739
Net Income	-	-	-	-	-	1,300,819	1,300,819
Distributions to shareholder	-	-	-	-	-	(1,150,000)	(1,150,000)
Balance at December 31, 2025	203,500	$ 339,173	2,000	$ (3,333)	$ 400,754	$ 1,939,964	$ 2,676,558

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

4.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2025 and 2024

	2025	2024
Cash flows from operating activities		
Net Income	$ 1,300,819	$ 1,585,988
Depreciation	69,791	77,913
Realized gain on firm trading and investments	(27,410)	(36,561)
Unrealized gain on firm trading and investments	(2,095)	(430)
Change in assets and liabilities		
Due from clearing firm	(2,300)	19,518
Due from affiliates	816	6,308
Receivable from officers and employees (net)	103,000	220,000
Advisory fees receivable	(348,859)	(360,060)
Other assets	39,848	(50,234)
Accounts payable and accrued liabilities	178,668	328,167
Net cash provided by operating activities	1,312,278	1,790,609
Cash flows from investing activities		
Sale of firm trading and investments	2,181	36,559
Capital expenditures	(31,673)	(25,494)
Net cash provided by investing activities	(29,492)	11,065
Cash flows from financing activities		
Cash distributions to shareholder	(1,150,000)	(2,250,000)
Net cash used in financing activities	(1,150,000)	(2,250,000)
Net increase (decrease) in cash and cash equivalents	132,786	(448,326)
Cash and cash equivalents at beginning of year	417,189	865,515
Cash and cash equivalents at end of year	$ 549,975	$ 417,189

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Hazlett, Burt & Watson, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In May 2006, the Company formed Security Capital Management ("SCM"). This division of the Company is registered with the SEC as an Investment Advisor. SCM provides investment management services under an investment advisor model. The Company is a West Virginia S Corporation that is a wholly owned subsidiary of HB&W, Inc.

The Company is a fully-disclosed introducing broker. The Company has contracted with National Financial Services ("NFS") to execute and clear all customer trades, as well as for the purpose of carrying the securities positions of the customers, along with any corresponding margin balances. Per the agreement with NFS, the Company does not reflect any receivables or liabilities for customer accounts in its financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents: Cash and cash equivalents include cash and deposits due from financial institutions with maturities fewer than 90 days and money market mutual funds.

Security transaction accounting: Firm securities transactions affected in the firm investment account are recorded on a trade date basis. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions and related commission revenue and expense are recorded on a trade date basis as well.

Firm trading and investment accounts: Firm trading and investment accounts are recorded at fair value. Changes in fair value on the firm trading and investment accounts are reflected in the results of operations along with dividend or interest income from such securities.

Depreciation: Depreciation on real estate and improvements, furniture, leasehold improvements and equipment is provided using various methods over their estimated useful lives of five to thirty-nine years. Leasehold improvements are depreciated over their estimated useful lives or the lease term, whichever is shorter.

Income tax: The Company has elected by unanimous consent to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal or most State corporate income taxes on its taxable income. Instead, related taxable income flows through to the shareholder, HB&W, Inc. The State of West Virginia enacted a pass-through entity tax (SB-151) which created an elective through which entity tax is imposed directly upon the income of the entity. Total WV pass-through income tax paid in 2025 was $118,308 and $53,092 in 2024. The Company recognizes interest and/or penalties (if applicable) related to income tax matters in General, administrative and other expenses. The Company adopted ASU 2023-09, *Improvements to Income Tax Disclosures*, in 2025, the effects of which were immaterial to the financial statements as a whole.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2025.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenues:

Revenue Recognition – Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The Company has elected the practical expedient to recognize revenues earned over time based on the amounts the Company has the right to invoice the customer. This expedient has been applied in our evaluation of distribution and marketing revenue earned from commission revenue and insurance and annuity revenue, advisory service fees, and miscellaneous fees and other income recognized over time.

Commission Revenue – Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Accordingly, total commission revenues are reported on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the settlement date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our sales-based and trailing commission revenues disaggregated by product category as of December 31:

	2025	2024
Sales-based		
Listed Equities	$ 116,853	$ 150,501
Over The Counter	120,878	178,309
Closed End Mutual Funds	73,427	90,625
Mutual Funds	3,664	17,275

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2025	2024
Sales-based (continued)		
Master Limited Partnerships	2,264	4,216
Other	-	426
Total sales-based revenue	$ 317,086	$ 441,352
Trailing		
Mutual Fund Trails	$ 366,248	$ 363,913
Money Market Trails	217,783	217,037
Total trailing revenue	$ 584,031	$ 580,950
Total commissions on security transactions	$ 901,117	$1,022,302

Investment Advisory Revenues – Investment advisory revenues represent fees net of discounts charged to advisory client accounts on the Company's corporate advisory platform. The Company provides ongoing investment advice, custodial services (through its clearing provider, National Financials Services), brokerage and execution services on transactions, and performs administrative services. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The investment advisory revenue generated from the Company's corporate advisory platform is based on a percentage of the market value of the eligible assets in client advisory accounts. Revenue is billed quarterly based on actual or expected market value of clients' advisory accounts at period ends. As the last measurement date under the investment advisory contracts for revenue earned from investment advisory fees was December 31 of each year, there were no constraints on calculating consideration earned under the contracts. The majority of investment advisory revenues are billed quarterly in arrears.

The Company provides investment advisory services to clients on its corporate advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations, and has control over determining the fees.

Insurance and Annuities Revenue – Insurance and annuities revenue represents sales commissions generated by advisors for their clients' purchases of insurance and annuity products. The Company generates two types of insurance and annuities revenue: sales-based revenue that is recognized at the point of sale on the settlement date and trailing insurance and annuities revenue that is recognized over time as earned. Sales-based revenue varies by insurance product and is based on a percentage of the product's value at the time of purchase. Trailing insurance and annuities revenue is generally based on a percentage of the current value of underlying investment holdings, or as a percentage of renewable premiums, and are recognized over the period during which services, such as on-going support, are performed. When trailing revenues are based on underlying current market values, this variable consideration is constrained until the

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

market value is determinable. The Company views the selling, distribution and marketing, or any combination thereof, of insurance and annuity products as single performance obligations to the product sponsors.

The Company is the principal for insurance and annuity revenue, as it is responsible for the execution of the clients' transactions, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total insurance and annuity revenues are reported on a gross basis.

The following table presents our sales-based and trailing insurance and annuities revenues disaggregated by product category as of December 31:

	2025	2024
Sales-based		
Insurance	$ 69,255	$ 32,199
Annuities	6,268	9,285
Total sales-based revenue	$ 75,523	$ 41,484
Trailing		
Insurance	$ 11,431	$ 11,832
Annuities	182,604	183,683
Total trailing revenue	$ 194,035	$ 195,515
Total insurance and annuities revenue	$ 269,558	$ 236,999

Interest and Dividends – Interest and dividend revenue is comprised of earnings received on investment and inventory securities, as well as cash and money market positions, held by the Company in the ordinary course of business. Interest and dividend revenue will vary with the nature, performance, and maturity of the underlying securities. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

Miscellaneous Fees and Other Income – Miscellaneous fees and other income are primarily derived from transaction and clearance fees, margin interest, and account maintenance and servicing fees. Miscellaneous fees and other income are recognized at the point-in-time that a service is performed, or are recognized over time as the Company satisfies its performance obligations. Recognition varies from point-in-time to over time depending on whether the service is provided once at an identifiable point-in-time or if the service is provided continually over the contract life. Miscellaneous fees and other income are fees that are fixed, and are based upon agreed upon rate schedules.

The following table sets forth transaction and fee revenue disaggregated by recognition pattern as of December 31:

	2025	2024
Miscellaneous fees and other income		
Point-in-time[1]	$ 443,355	$ 462,201
Over time[2]	92,868	94,254
Total miscellaneous fees and other income	$ 536,223	$ 556,455

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(1) Miscellaneous fees and other income recognized point-in-time includes revenue such as transaction and clearance, margin interest, and other miscellaneous revenues.
(2) Miscellaneous fees and other income recognized over time includes revenue such as annual account maintenance and annual IRA service fees.

The Company is the principal and recognizes transaction and fee revenue on a gross basis as it is primarily responsible for delivering the respective services being provided, which is demonstrated by the Company's ability to control the fee amounts charged to customers.

Single Reportable Segment: The Company is engaged in a single line of business as a dually registered securities broker-dealer and registered investment advisor, which is comprised of several classes of services, including principal transactions, agency transactions, and investment advisory. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to recommend operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Leases: The Company previously adopted ASU 2016-02, Leases ("Topic 842"), and subsequent related ASUs. Topic 842 requires recognition of operating leases on the consolidated balance sheets as Right of Use ("ROU") asset and lease liability. The ROU asset represents our right to use underlying assets for the lease terms and the lease liability represents our obligation to make lease payments arising from the leases. The ROU asset and lease liability is recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. We use our estimated incremental borrowing rate in determining the present value of lease payments for operating leases.

For operating leases, the Company recognized the lease liability, with the corresponding ROU asset, based on the present value of unpaid lease payments for existing operating leases longer than twelve months. The incremental borrowing rates in effect at the inception of the lease(s), determined on a collateralized basis for the remaining lease terms, were utilized when determining the present value of lease payments.

Subsequent Events: The Company evaluated the effect subsequent events would have on the financial statements through March 2, 2026, which is the date the financial statements were issued. No subsequent events necessitating financial statement recognition or disclosure were noted.

NOTE 3 – EARNINGS PER SHARE

Earnings per share are calculated based upon the weighted average number of shares issued and outstanding during 2025 and 2024. The weighted average number of shares for the years ended 2025 and 2024 was 203,500.

NOTE 4 – LEASES

The Company leases certain properties under operating leases. Certain leases include one or more options to renew, with renewal terms that can extend the lease term up to 5 additional years. The exercise of lease renewal options is at our sole discretion. When it is reasonably certain that we will exercise our option to renew or extend the lease term, that option is included in estimating the value of the ROU asset and a lease liability. At December 31, 2025, we did not have any leases that had not yet commenced for which we had created a ROU asset and a lease liability. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. Most of our lease agreements include periodic rate adjustments for inflation. The depreciable life of the ROU asset and leasehold improvements are limited to the shorter of the useful life or the expected lease term. Leases with an initial term of 12 months or less are not recorded on our Statement of Financial Condition; we recognize lease expenses for these leases over the lease term. Lease expense for 2025 and 2024 was $157,820 and $138,456 respectively.

The following tables present supplemental balance sheet information related to operating leases. The ROU asset is included in other assets and the lease liability is included in other liabilities.

Supplemental Statement of Financial Condition Information: December 31, 2025

Right of Use assets	$ 128,790
Lease liability	$ 128,790
Weighted-average remaining lease terms	14 months
Weighted-average discount rate	7.00%

The following schedule summarizes aggregate future minimum lease payments under these operating leases at December 31, 2025:

2026	$ 107,610
2027	32,309
Future minimum lease payments	$ 139,919
Amount representing interest	(11,129)
Total lease liability	$ 128,790

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule and "net capital", shall at least be $250,000. At December 31, 2025, the Company had net capital of $1,607,738, which was $1,357,738 in excess of its required minimum net capital of $250,000. At December 31, 2024, the Company had net capital of $1,279,432, which was $1,029,432 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 148.61% and 172.78% at December 31, 2025 and 2024, respectively.

NOTE 6 – EMPLOYEE BENEFITS

The Company has a discretionary, trusteed profit sharing 401(k) plan covering substantially all employees who have attained age 21 and one year of service. The plan is funded through contributions of both employee and employer. The 401(k) provision of the plan was implemented during 2004 and called for a mandatory 3% safe harbor employer contribution of all eligible employee earnings. The safe harbor contribution expense for 2025 was $165,240 and $163,732 for 2024, and is included in the Company's total contribution. The Company's total related expense was $422,648 for 2025 and $413,536 for 2024.

NOTE 7 – SHORT-TERM BORROWINGS

The Company maintains a credit facility with WesBanco Bank. The facility permits the Company to borrow amounts up to $500,000. The interest rate on borrowings under this credit facility is a fluctuating rate equal to a minimum of 6.75% at December 31, 2025. This credit facility does not expire. There were no borrowings outstanding on this credit facility at December 31, 2025 and 2024.

The Company maintains its proprietary trading accounts with its clearing broker. These accounts hold the Company's securities inventory and are collateralized by deposits totaling $75,000 at December 31, 2025 and 2024, as well as all the Company's securities inventory. The Company may borrow up to an agreed-upon percentage of the value of the collateral as specified in the clearing agreements. The accounts bear interest at a rate of 5.00% percent at December 31, 2025. Interest expense related to these accounts was $242 for the year ended December 31, 2025 and $1,551 for the year ended December 31, 2024. The Company had no short-term borrowings outstanding under these agreements at December 31, 2025 and 2024.

NOTE 8 – FIRM TRADING AND INVESTMENT ACCOUNTS

The statements of financial condition reflect the fair value of marketable securities and not readily marketable securities in the firm trading and investment accounts. The related amortized cost and fair value are as follows as of December 31, 2025:

		Firm Trading
Amortized cost:		
State and municipal debt	$	54,700
Corporate bonds		25,228
Other		249
Total amortized cost:		80,177
Fair value:		
State and municipal debt		55,268
Corporate bonds		25,227
Other		88
Total fair value		80,583
Unrealized loss	$	406

NOTE 9 - FAIR VALUE

Fair Value Measurements (ASC 820-10) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

There have been no changes in the methodologies used at December 31, 2025 and 2024.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis:

Fair Value Measurements on a Recurring Basis
As of December 31, 2025

	Level 1		Level 2		Level 3		Fair Value
Firm trading account							
State and municipal debt	$ -	$	55,268	$	-	$	55,268
Corporate bonds	-		25,227		-		25,227
Other	-		88		-		88
	$ -	$	80,583	$	-	$	80,583

NOTE 10 – RELATED PARTY TRANSACTIONS

During 1999, a West Virginia Corporation, HB&W, Inc. was formed to serve as a holding company for Hazlett, Burt & Watson, Inc. and Security National Trust Company. Security National Trust Company is a national non-depository bank that provides trust and custodial services. Both Hazlett, Burt & Watson, Inc. and Security National Trust Company are 100% owned subsidiaries of HB&W, Inc.

Hazlett, Burt & Watson, Inc. advances funds to HB&W, Inc. as needed on an interest free basis. This amount is payable on demand. As of December 31, 2025, and 2024, Hazlett, Burt & Watson, Inc. is owed $0 from HB&W, Inc.

In addition, Hazlett, Burt & Watson, Inc. periodically provides brokerage, clerical, computer support and miscellaneous services, under a support services agreement, at cost, and leases office space to Security National Trust Company ("SNTC") in the Wheeling, West Virginia office. The terms of the lease required SNTC to pay $70,000 for the period January 1, 2025 through December 31, 2025, and $62,000 for the period January 1, 2024 through December 31, 2024. During the years ended December 31, 2025 and 2024 the Company paid, and was reimbursed, $758,143 and $700,791, respectively, of expenses under this agreement. SNTC also pays the Company referral fees for Trust business it introduces. The referral fees paid by SNTC to the Company were $43,841 and $55,371 for the years ended December 31, 2025 and 2024. As of December 31, 2025, and 2024, the Company is owed $8,654 and $9,470 from SNTC.

Security National Trust Company acts as Trustee and Custodian of the Hazlett, Burt & Watson, Inc. Profit Sharing 401(k) Plan, which Plan has been adopted by both companies for substantially all of its employees. Security National Trust Company charges the standard and customary fees for providing these services. During 2025, the Company paid SNTC $46,099 for these services, and $40,420 in 2024.

NOTE 11 – CONCENTRATIONS OF CREDIT RISK

The clearing and depository operations for the Company's securities transactions are performed by its clearing firm pursuant to a clearance agreement. At December 31, 2025 and 2024, all of the securities owned, which are presented on the accompanying Statement of Financial Condition, are held by the clearing firm, who is the custodian. The clearing firm is a member of a nationally recognized exchange. The Company consistently monitors the credit worthiness of the clearing firm to mitigate the Company's exposure to credit risk. The Company has not experienced any losses within these depository accounts for the years ended December 31, 2025 and 2024.

The Company currently maintains operations in Wheeling and Vienna, West Virginia, Barnesville, Ohio and in Lancaster, Pennsylvania. At these locations the Company engages in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In the normal course of its business, the Company is contingently liable to its clearing brokers/dealers for margin requirements of customer margin securities transactions, the failure to deliver securities sold or nonpayment of securities purchased by a customer.

NOTE 12 – DEPOSITS WITH CLEARING ORGANIZATIONS

Included in the statements of financial condition in the line titled, "Deposits with Clearing Organizations" are deposits with clearing organizations comprised of cash. The Company has not experienced any losses within these depository accounts for the years ended December 31, 2025 and 2024.

NOTE 13 – RISKS AND UNCERTAINTIES

The Company may have significant investments in various securities. Investments in these securities may be exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with these investment securities, it is at least reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

NOTE 14 – CONTINGENCIES

The Company accrues for estimated loss contingencies related to legal and regulatory matters when available information indicates that it is probable a liability has been incurred and the Company can reasonably estimate the amount of that loss. However, actual results may differ from those estimates.

SCHEDULE 1 - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2025

NET CAPITAL

TOTAL SHAREHOLDER'S EQUITY	$	2,676,558

DEDUCTIONS AND/OR CHARGES
Non-allowable assets:

Receivable from affiliate	8,654
Furniture, equipment, leasehold improvements, and real estate	531,558
Receivable from officers and employees, ERTC, and other assets	517,708
Other deductions and charges	197
Total non-allowable assets	1,058,117

Net capital before haircuts on security positions		1,618,441

HAIRCUTS ON SECURITIES

Money market and cash equivalents	7,195
Stocks, warrants and other	3,508
Total haircuts	10,703

NET CAPITAL	$	1,607,738

AGGREGATE INDEBTEDNESS
COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued liabilities	$	2,389,255
Total aggregate indebtedness	$	2,389,255

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (6-2/3% OF AGGREGATE Indebtedness or $250,000 minimum)	$	250,000
EXCESS NET CAPITAL	$	1,357,738
EXCESS NET CAPITAL (IN EXCESS OF 120% OF MINIMUM)	$	1,307,738
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		148.61%

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Reports Form X-17A5, Part II-A, dated December 31, 2025.





Hazlett, Burt & Watson, Inc.

Hazlett, Burt & Watson, Inc. Member FINRA, SIPC

Serving the Individual and Institutional Investor for Over 130 Years

1300 Chapline Street
Wheeling, WV 26003
(304) 233-3312 ♦ (800) 537-8985
Fax: (304) 233-3870
www.hazlettburt.com

Wealth Management for Today's Investors

SCM SECURITY CAPITAL MANAGEMENT

Hazlett, Burt & Watson, Inc. Exemption Report As of December 31, 2025

Hazlett, Burt & Watson, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii):

The provisions of the Consumer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to direct mutual funds and variable annuities an a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. Also, the Company (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Hazlett, Burt & Watson, Inc.

I, Timothy M. Bidwell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Executive Vice President

March 2, 2026



HOLT & PATTERSON, LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Shareholder
of Hazlett, Burt & Watson, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hazlett, Burt & Watson, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Hazlett, Burt & Watson, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the "exemption provisions") and (2) Hazlett, Burt & Watson, Inc. stated that Hazlett, Burt & Watson, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Hazlett, Burt & Watson, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Hazlett, Burt & Watson, Inc. is also filing this Exemption Report because Hazlett, Burt & Watson, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to its direct sale of mutual funds and variable annuities. In addition, Hazlett, Burt & Watson, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Hazlett, Burt & Watson, Inc.; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hazlett, Burt & Watson, Inc.'s management is responsible for compliance with the provisions of 17 C.F.R. §15c3-3(k)(2)(ii) and the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hazlett, Burt & Watson, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Hazlett, Burt & Watson, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Holt & Patterson, LLC
Chesterfield, MO

March 2, 2026

18.



HOLT &
PATTERSON,
LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Hazlett, Burt & Watson, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Hazlett, Burt & Watson, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

19.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Holt + Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO

March 2, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
HAZLETT BURT & WATSON INC	8-17737

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 13,387,687.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	$ 0.00	
b	Net loss from principal transactions in securities in trading accounts.	$ 0.00	
c	Net loss from principal transactions in commodities in trading accounts.	$ 0.00	
d	Interest and dividend expense deducted in determining item 1.	$ 0.00	
e	Net loss from management of or participation in the underwriting or distribution of securities.	$ 0.00	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	$ 0.00	
g	Net loss from securities in investment accounts.	$ 0.00	
h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3	Add lines 1 and 2h		$ 13,387,687.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 639,471.00	
b	Revenues from commodity transactions.	$ 0.00	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 192,532.00	
d	Reimbursements for postage in connection with proxy solicitations.	$ 0.00	
e	Net gain from securities in investment accounts.	$ 2,095.00	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	$ 14,038.00	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	$ 0.00	
h	Other revenue not related either directly or indirectly to the securities business.	$ 85,975.00	

Deductions in excess of $100,000 require documentation

5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 501.00		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	$ 39,911.00		
c	Enter the greater of line 5a or 5b		$ 39,911.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions.**			$ 974,022.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 12,413,665.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 18,620.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A	$ 8,927.00
11 a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00
b	Any other overpayments applied	$ 0.00
c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 8,927.00
d	Add lines 11a through 11c	$ 8,927.00
12	**LESSER** of line 10 or 11d.	$ 8,927.00
13 a	Amount from line 8	$ 18,620.00
b	Amount from line 9	$ 0.00
c	Amount from line 12	$ 8,927.00
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.	$ 9,693.00
14	Interest (see instructions) for __0__ days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 9,693.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No.	Designated Examining Authority	FYE	Month
8-17737	DEA: FINRA	2025	Dec

MEMBER NAME   HAZLETT BURT & WATSON INC
MAILING ADDRESS 1300 CHAPLINE STREET
                 WHEELING, WV 26003-3348
                 UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

[✓] By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

HAZLETT BURT & WATSON INC	TIMOTHY MORGAN BIDWELL
(Name of SIPC Member)	(Authorized Signatory)
2/4/2026	tbidwell@hazlettburt.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.